Exhibit 16.1

March 27, 2018

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Dova Pharmaceuticals, Inc. and, under the date of February 16, 2018, we reported on the consolidated financial statements of Dova Pharmaceuticals, Inc. as of and for the year ended December 31, 2017 and as of December 31, 2016 and for the period from March 24, 2016 (inception) to December 31, 2016. On March 21, 2018, we were dismissed. We have read Dova Pharmaceutical, Inc.’s statements included under Item 4.01 of its Form 8-K dated March 27, 2018, and we agree with such statements, except that we are not in a position to agree or disagree with Dova Pharmaceutical, Inc.’s statement that the change was approved by the Audit Committee of the Board of Directors made in Item 4.01(a) and that we are not in a position to agree or disagree with Dova Pharmaceuticals, Inc.’s statements made in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP